

July 1, 2011

Via E-mail
Andre Caetano
President
Amazonica, Corp.
Av. Presidente Medice, 120, Floor 1, Room #1
Osasco, SP 06268 Brazil

>   **Re: Amazonica, Corp.**
>   **Amendment No. 1 to Registration Statement on Form S-1**
>   **Filed June 21, 2011**
>   **File No. 333-174304**

Dear Mr. Caetano:

We have reviewed your amended registration statement and have the following comments.

Outside Front Cover Page of the Prospectus

1. As requested in comment 3 of our letter dated June 13, 2011, please move, in its entirety, the legend required by Item 501(b)(10) of Regulation S-K to the cover page of your prospectus. A significant portion of the legend still appears on the facing page of the registration statement.

2. We note the paragraph you added in response to our prior comment 1. Please also state that you are a penny stock issuer, as well as a shell company, and as such, compliance with applicable regulations may limit the market for your shares.

3. Also in connection with prior comment 1, the disclosure added to the cover page suggests that Rule 144 is available for the resale of the securities you are offering, and that compliance with Rule 144 or further registration under the Securities Act would be necessary to resell the shares. Since these shares are being sold in a registered public offering, it does not appear that resales of the shares would have to be made under Rule 144 or in a further registered offering, unless held by affiliates. Please remove these references from your cover page and amend the section of the prospectus entitled "Future sales by existing stockholders" to include a brief discussion of resales of affiliate shares and restricted shares under Rule 144 and the requirements that you must meet before any restricted shares can be resold pursuant to the rule. For example, disclosure you add to this section should highlight the fact that once you are no longer a shell company, you must file Form 10 information reflecting your status as no longer being a shell company, and then be subject to a one-year waiting period before resales of shares can be made in reliance on Rule 144.

Suppliers, page 26

4. In connection with prior comment 8, please be more specific about when your obligation to purchase all of Equatorian's products commences. Since you have executed a contract with this supplier and have not described any commencement date or conditions to be met before your obligation to purchase all of the supplier's output begins, it is unclear why you are not currently required to purchase all of the Equatorian's goods.

5. Also in connection with prior comment 8, please elaborate significantly here, and as appropriate, in a risk factor, about Equatorian's output and your obligation to purchase all of it under the Exclusive Contract. In this regard, we believe that at a minimum, you should:

- describe the volume of Brazilian hardwood flooring products that Equatorian is currently making.
- explain whether you will be required to purchase products that Equatorian is currently making and holding in anticipation of your purchase obligation commencing.
- provide some insight into the volume of products that you expect Equatorian to produce in the future.
- elaborate on whether you expect to come to any further agreement with Equatorian about the volume and specific type of product they should manufacture for you, or if you will simply be bound to purchase all of the product that Equatorian, in its discretion, determines to manufacture.
- Discuss your ability to fulfill your obligation to purchase all of Equatorian's output under the Exclusive Contract.

Report of Independent Registered Public Accounting Firm, page F-1

6. As previously requested, please request your independent registered public accountant to provide you with a report that opines on your results of operations and cash flows for the period from inception, June 2, 2010, to April 30, 2011, in addition to the periods then ended in the opinion paragraph. Please refer to AU Section 508 for guidance.

Exhibit 23.1

7. As previously requested, please request your independent registered public accountant to include an acknowledgement regarding your reference to him as an expert on page 35 within the consent. As required by Item 509 of Regulation S-K, you have appropriately continued to list the independent registered public accountant as an expert in light of the report on your consolidated financial statements that has been issued and included in your Form S-1.

8. Please request your independent registered public accountant to revise the reference to his report date in the consent to agree to the date of the report included in the Form S-1.

Please also request that your independent registered public accountant reference your correct fiscal year end in the consent.

You may contact Tracey Houser, Staff Accountant at (202) 551-3736 or, in her absence, John Hartz, Senior Assistant Chief Accountant at (202) 551-3689 if you have questions regarding comments on the financial statements and related matters. Please contact Sherry Haywood, Staff Attorney at (202) 551-3345 or me at (202) 551-3760 with any other questions.

Sincerely,

/s/ Pamela Long

Pamela Long
Assistant Director

Cc: <u>Via E-Mail</u>
   David Lubin, Esq.
   David Lubin & Associates, PLLC
   10 Union Avenue, Suite 5
   Lynbrook, NY 11563